UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

August 5, 2004

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Total Pages: 13

SMITH & NEPHEW ON TRACK TO MEET

FULL YEAR GROWTH TARGETS

5 August 2004

Smith & Nephew plc (LSE: SN, NYSE:SNN), the global medical technology business, today announces its results for the second quarter and half year ended 3 July 2004.

Q2 Highlights

•	Group sales up 8%

•	Orthopaedics sales up 14% – US sales up 18%

•	Endoscopy continues recovery – sales up 6%

•	Wound Management growth adversely impacted by US product switch – sales up 3%

•	Margins improve to 19.4%

•	Earnings per share up 7% to 5.08p

H1 Highlights

•	Group sales up 10%

•	Earnings per share up 14% to 9.82p

All sales increases above exclude the effect of currency translation, the acquisition of MMT and additional sales days.

Earnings per share are stated before goodwill amortisation and exceptional items.

Commenting on the results and the outlook for the year, Sir Christopher O’Donnell, Chief Executive, said:

“We are pleased with the continued double digit underlying sales growth in the first half and with the contributions from our investments in the sales force and new and acquired products. Second quarter sales growth in Orthopaedics and Endoscopy made good progress after a strong first quarter, particularly in Orthopaedics, but Wound Management’s performance was adversely affected in the US by a product switch.”

“Each of our three businesses are well positioned in attractive markets. With strong growth in the orthopaedics market expected to continue, the outlook for the year is good and we remain on track to meet our full year growth targets.”

A presentation and conference call for analysts to discuss the company’s interim results will be held at 3.00pm BST/10.00am EST today at the City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP. This will be broadcast live on the web and will be available on demand shortly following the close of the meeting at http://www.smith-nephew.com/Q2. Analysts should contact Julie Allen on +44 (0) 20 7401 7646 for conference call details.

Enquiries

Investors
Peter Hooley	UK Tel: +44 (0) 20 7401 7646
Smith & Nephew Finance Director

Investors/Media
Liz Hewitt	UK Tel: +44 (0) 20 7401 7646
Smith & Nephew Group Director Corporate Affairs

Angie Craig	US Tel: +1 212 850 5756
Smith & Nephew Vice President US Investor and Media Relations

Financial Dynamics
David Yates / Debbie Scott – London	UK Tel: +44 (0) 20 7831 3113
Jonathan Birt – New York	US Tel: +1 212 850 5634

Second Quarter Results

Underlying sales growth in the second quarter was 8%, compared with 12% in the first quarter of the year. Reported sales in the second quarter were reduced by 8% due to translational currency movements and benefited by 2% from the acquisition of Midland Medical Technologies (“MMT”), resulting in reported second quarter group sales growing by 2% to £307m.

Profit before goodwill amortisation, exceptional items and tax for the quarter was £67m, a 7% increase over the second quarter of 2003. The operating profit margin of 19.4% compared to 19.3% in the second quarter of last year and 18.6% in the first quarter of 2004.

After the tax charge of 29%, earnings per share before goodwill amortisation and exceptional items (“EPSA”) were 5.08p (25.40p per American Depository Share, “ADS”), an increase of 7% on the second quarter last year.

In order to provide a consistent measure of sales growth, all references in the business review which follows refer to underlying sales growth, which excludes the effects of currency translation and the acquisition of MMT.

Orthopaedic sales grew by 14% in the second quarter when compared with the same quarter last year. Sales growth in the US was 18% which represents a further quarter of sequential outperformance of the market. Outside the US sales grew 8%.

The divisionalisation of the business between trauma and reconstruction has improved sector focus and helped to drive growth. We have accelerated investment in the sales force by increasing the sales team by 14% since the beginning of the year. Knee sales grew 16% in the quarter (21% within the US, 11% outside the US) and hip sales grew 14% (11% within the US, 20% outside the US). Trauma sales grew by 9% in the quarter (13% within the US and 6% outside the US). Clinical Therapies, which comprises the EXOGENà ultrasound bone stimulation and SUPARTZà joint fluid products, principally sold in the US, grew sales by 33%.

The number of reported revisions of the macrotextured knee product withdrawn from the market in August 2003 was 506 on 30 July 2004, 17% of the total implanted. We continue to work closely with our surgeons and their patients where revisions are required and have settled more than half of patient claims. We continue to believe the withdrawal of this product remains manageable.

Endoscopy sales were up by 6% on Q2 2003, with new products improving US sales growth to 8%. Outside the US, sales growth was 4%, with Japan and the UK being unusually flat markets in the quarter. We expect growth to return to these markets in the second half of the year.

The launch of the new progressive scan camera system made a substantial contribution to the 15% increase in visualisation sales in the quarter. Repair product sales grew by 10%, and blade sales grew by 3%. We are continuing our programme of active education in this area and the re-use of blades by hospitals in the US does not seem to be increasing.

The injunction in the ongoing patent dispute with a competitor impacted a limited number of bi-polar radio frequency probes in the US and we launched an alternative mono-polar product in the quarter.

Advanced Wound Management sales grew 3% when compared with the second quarter of last year. Sales grew by 9% outside the US whereas sales in the US declined by 15%. This decline relates to high sales of Santyl in Q2 2003 which have yet to be switched across to our new enzyme debrider product in the US. Sales growth excluding enzyme debriders was 10% in the US.

Our leadership brands made good progress this quarter, with the ALLEVYNà dressings range growing by 15%, ACTICOATà silver dressings by 49% and DERMAGRAFTà dermal replacement sales growing by 26%.

Half Year Results

Underlying sales growth in the first half was 10%. Reported sales benefited by 3% from extra sales days and 1% from the acquisition of MMT in March. However, adverse currency movements, on translation to sterling, reduced sales by 8%. Reported group sales were consequently up by 6% to £609m.

Profit before goodwill amortisation, exceptional items and tax was £129m, a 15% increase over the first half of 2003. The operating profit margin before exceptional items improved to 19.0% from 17.9% in the first half of last year which had been adversely impacted by certain plant start-up costs. Profit before taxation and after goodwill amortisation and exceptional items increased by 22% to £119m.

After a tax charge of 29%, EPSA were 9.82p (49.10p per ADS) for the half year, an increase of 14% compared to a year ago. Basic unadjusted earnings per share were 8.77p (43.85p per ADS).

Had our results been reported in US dollars translated at average rates of exchange ($1.83 in 2004, $1.61 in 2003), reported group sales and earnings per ADS before goodwill amortisation and exceptional items would have been as follows:

Reported Group Sales	$1.1bn	+20%
Earnings per ADS	$0.90	+30%

Operating cashflow was £45m, which is an operating profit to cash conversion ratio of 40%, before rationalisation and integration expenditure of £2m. The Group’s net debt of £173m at the end of the half-year includes £69m of acquisition cost for MMT.

An interim dividend of 1.90p per share (9.50p per ADS) will be paid on 12 November 2004 to shareholders on the register at the close of business on 22 October 2004. Shareholders may participate in the company’s dividend reinvestment plan.

Acquisitions

During the first half our Orthopaedics Division acquired MMT, the market leader in metal-on-metal hip resurfacing with annual sales in 2003 of £20m. MMT’s strong growth potential is already evident with 22% sales growth in its first quarter, adding 4% to Orthopaedics growth in the quarter. We have commenced the process of seeking FDA approval to market the product in the US. Both Reed Medical Designs, an audio-visual technology provider, and VERSAJETà , a unique water-jet wound debrider, have started to contribute to Endoscopy and Advanced Wound Management sales.

Outlook

The markets in which we operate continue to grow strongly. We are continuing to launch new products and to invest in our sales teams, particularly in Orthopaedics. We expect to achieve our full-year targets of underlying high-teens sales growth for Orthopaedics and high single digits for Endoscopy and Wound Management. We are on track to generate an operating margin improvement of at least 1% for the year and believe we are well placed to sustain our underlying mid-teens EPSA growth target going forward.

About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew ranks as the global leader in arthroscopy and one of the world’s leaders in advanced wound management and is one of the fastest growing orthopaedics companies in the world.

Smith & Nephew is dedicated to helping improve people’s lives. The company prides itself on the strength of its relationships with its surgeon and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 7,000 employees and operates in 32 countries around the world and generated annual sales of nearly £1.2 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding planned growth in our business and in our operating margins discussed under “Outlook” are forward-looking statements. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à	Trademark of Smith & Nephew. Certain names registered at the US Patent and Trademark Office.

SMITH & NEPHEW plc

2004 QUARTER TWO AND INTERIM RESULTS

Unaudited Group Profit and Loss Account

For the 3 Months and 6 Months to 3 July 2004

3 Months 2003 £m	3 Months 2004 £m		Notes	6 Months 2004 £m	6 Months 2003 £m
342.0	350.3	Turnover including share of joint venture		691.3	658.3
(41.9)	(43.1)	Share of joint venture		(82.1)	(81.0)

300.1	307.2	Group turnover from continuing operations	1	609.2	577.3
(89.1)	(82.5)	Cost of sales		(165.3)	(172.2)
(137.3)	(148.4)	Selling, general and administrative expenses		(295.3)	(270.1)
(15.7)	(16.6)	Research and development expenses		(32.6)	(31.9)

58.0	59.7	Operating profit before goodwill amortisation and exceptional items		116.0	103.1
(4.7)	(5.5)	Goodwill amortisation *		(9.8)	(9.4)
—	—	Exceptional items *	2	—	(4.3)

53.3	54.2	Group operating profit from continuing operations	1	106.2	89.4
5.2	6.4	Share of operating profit of the joint venture before exceptional items		11.3	9.9
(0.2)	—	Share of joint venture exceptional items *	3	—	(0.6)

58.3	60.6			117.5	98.7
1.6	—	Share of operating profit of associated undertaking		—	3.4

59.9	60.6	Profit on ordinary activities before interest		117.5	102.1
(2.2)	0.7	Interest	4	1.9	(4.0)

57.7	61.3	Profit on ordinary activities before taxation		119.4	98.1
(17.6)	(19.4)	Taxation	5	(37.5)	(30.9)

40.1	41.9	Attributable profit		81.9	67.2
(17.2)	(17.8)	Ordinary dividends	6	(17.8)	(17.2)

22.9	24.1	Retained profit		64.1	50.0

4.31p	4.49p	Basic earnings per ordinary share	7	8.77p	7.23p
4.29p	4.45p	Diluted earnings per ordinary share	7	8.71p	7.19p

* Results before goodwill amortisation and exceptional items

£62.6m	£66.8m	Profit before taxation	8	£129.2m	£112.4m
4.76p	5.08p	Adjusted basic earnings per ordinary share	8	9.82p	8.59p
4.74p	5.04p	Adjusted diluted earnings per ordinary share	8	9.75p	8.54p

SMITH & NEPHEW plc

2004 QUARTER TWO AND INTERIM RESULTS continued

Unaudited Abridged Group Balance Sheet as at 3 July 2004

	3 July 2004 £m	28 June 2003 £m
Intangible assets	340.5	304.1
Tangible assets	267.7	259.5
Investment in joint venture A	119.3	120.9
Investment in associated undertaking	—	10.6
Investments	4.9	4.9

	732.4	700.0

Stock	264.2	241.4
Debtors	343.0	327.7
Cash	25.1	36.4
Creditors	(331.2)	(294.6)

	301.1	310.9
Borrowings	(234.5)	(348.7)
Provisions - deferred tax	(66.5)	(59.1)
- other	(24.6)	(30.1)

Shareholders’ funds	707.9	573.0

A	Investment in joint venture comprises goodwill £68.8 million, share of gross assets of £118.5 million less share of gross liabilities £68.0 million.

Unaudited Abridged Movement in Shareholders’ Funds

For the 6 Months to 3 July 2004

	6 months 2004 £m	6 months 2003 £m
Opening shareholders’ funds as at 1 January	640.8	516.9
Attributable profit B	81.9	67.2
Dividends	(17.8)	(17.2)
Exchange adjustments B	0.5	2.9
Share based expense recognised in the profit and loss account	0.7	0.9
Cost of own shares purchased	(2.4)	—
Issues of shares	4.2	2.3

Closing shareholders’ funds	707.9	573.0

B	These items are the only components of the statement of total recognised gains and losses.

SMITH & NEPHEW plc

2004 QUARTER TWO AND INTERIM RESULTS continued

Unaudited Abridged Group Cash Flow to 3 July 2004

3 Months 2003 £m	3 Months 2004 £m		6 Months 2004 £m	6 Months 2003 £m
53.3	54.2	Operating profit	106.2	89.4
18.4	19.4	Depreciation and amortisation	37.8	37.2
(15.6)	(24.9)	Working capital and provisions	(55.5)	(60.3)

56.1	48.7	Net cash inflow from operating activities C	88.5	66.3

(13.7)	(24.7)	Capital expenditure and financial investment	(43.8)	(29.2)

42.4	24.0	Operating cash flow	44.7	37.1

2.7	—	Joint venture dividend	5.9	2.7
(1.4)	0.9	Interest	2.5	(2.6)
(18.1)	(9.5)	Taxation	(15.7)	(23.3)
(27.9)	(28.9)	Dividends	(28.9)	(27.9)
(0.6)	(6.7)	Acquisitions	(76.9)	(3.6)
—	(2.4)	Own shares purchased	(2.4)	—
1.6	1.3	Issue of shares	4.2	2.3

(1.3)	(21.3)	Net cash outflow	(66.6)	(15.3)

31.4	(0.9)	Exchange adjustments	20.7	3.7
(318.6)	(150.8)	Opening net borrowings	(127.1)	(276.9)

(288.5)	(173.0)	Closing net borrowings	(173.0)	(288.5)

		Gearing	24%	50%

C	After £1.7 million of outgoings on rationalisation, acquisition integration and divestment costs in the 6 months (2003 - £5.3 million) and in 2003 £15.6 million on Centerpulse transaction costs.

Net borrowings includes £36.4 million of net currency swap assets (2003 - £23.8 million net currency swap assets).

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER TWO AND INTERIM RESULTS

1. Segmental performance to 3 July 2004 was as follows:

3 Months 2003 £m	3 Months 2004 £m		6 Months 2004 £m	6 Months 2003 £m	Underlying growth in sales %
					3 months	6 months
		Group turnover by business segment
133.6	144.9	Orthopaedics	287.3	260.0	14	15
76.9	75.4	Endoscopy	150.1	148.8	6	7
89.6	86.9	Advanced Wound Management	171.8	168.5	3	5

300.1	307.2		609.2	577.3	8	10

		Group operating profit by business segment
30.9	33.6	Orthopaedics	66.1	58.4
15.5	14.4	Endoscopy	28.6	27.9
11.6	11.7	Advanced Wound Management	21.3	16.8

58.0	59.7		116.0	103.1
(4.7)	(5.5)	Goodwill amortisation	(9.8)	(9.4)
—	—	Exceptional items	—	(4.3)

53.3	54.2		106.2	89.4

		Group turnover by geographic market
93.4	101.9	Europe D	203.6	182.0	7	8
153.1	150.4	United States	296.8	295.5	10	11
53.6	54.9	Africa, Asia, Australasia & other America	108.8	99.8	8	10

300.1	307.2		609.2	577.3	8	10

D	Includes United Kingdom 6 month sales of £61.9 million (2003 - £46.2 million) and 3 month sales of £32.5 million (2003 - £24.0 million).

Underlying sales growth is calculated by eliminating the effects of translational currency, acquisition of MMT and extra sales days. Reported growth in sales by business segment reconciles to underlying growth in sales for the 6 months as follows:

	Reported growth in sales %	Foreign currency translation effect %	Acquisitions effect %	Sales days effect %	Underlying growth in sales %
Orthopaedics	11	10	(3)	(3)	15
Endoscopy	1	9	—	(3)	7
Advanced Wound Management	2	6	—	(3)	5

	6	8	(1)	(3)	10

SMITH & NEPHEW plc

NOTES TO THE 2004 QUARTER TWO AND INTERIM RESULTS continued

2.	Operating exceptional items in 2003 related to acquisition integration costs.

3.	The group’s share of exceptional items of the joint venture in 2003 related to manufacturing rationalisation costs of BSN Medical.

4.	Interest receivable for the 6 months is after charging £0.6 million (2003 - £0.9 million) in respect of the group’s share of the net interest of BSN Medical and in 2003 £0.5 million in respect of the group’s share of the net interest of AbilityOne.

5.	Taxation on the profit before goodwill amortisation and exceptional items, is at the full year estimated effective rate of 29% (2003 – 29%). For the 6 months £3.2 million (2003 - £2.5 million) arises in BSN Medical and in 2003 £1.2 million arose in AbilityOne and tax relief of £1.7 million arose as a consequence of the net exceptional items.

6.	An interim dividend of 1.90 pence per ordinary share (2003 – 1.85 pence per ordinary share) will be paid on 12 November 2004 to all shareholders on the register at the close of business on 22 October 2004. Shareholders may participate in the dividend reinvestment plan.

7.	The basic average number of ordinary shares in issue was 934 million (2003 – 929 million). The diluted average number of ordinary shares in issue was 940 million (2003 – 934 million).

8.	Profit before taxation, goodwill amortisation and exceptional items and adjusted earnings per ordinary share are calculated as follows:

3 Months 2003 £m	3 Months 2004 £m		6 Months 2004 £m	6 Months 2003 £m
57.7	61.3	Profit on ordinary activities before taxation	119.4	98.1
		Adjustments:
4.7	5.5	Goodwill amortisation	9.8	9.4
—	—	Exceptional items	—	4.3
0.2	—	Share of joint venture exceptional items	—	0.6

62.6	66.8	Profit before taxation, goodwill amortisation and exceptional items	129.2	112.4
(18.3)	(19.4)	Tax on profit before goodwill amortisation and exceptional items	(37.5)	(32.6)

44.3	47.4	Earnings before goodwill amortisation and exceptional items	91.7	79.8

4.76p	5.08p	Adjusted basic earnings per ordinary share	9.82p	8.59p
4.74p	5.04p	Adjusted diluted earnings per ordinary share	9.75p	8.54p

9.	The quarter two and interim financial information has been prepared on the basis of the accounting policies set out in the full annual accounts of the group for the year ended 31 December 2003.

Independent Review Report to Smith & Nephew plc

Introduction

We have been instructed by the company to review the financial information for the three months and six months ended 3 July 2004 which comprises the Group Profit and Loss Account, Abridged Group Balance Sheet, Abridged Movement in Shareholders’ Funds, Abridged Group Cash Flow Statement and the related notes 1 to 9. We have read the other information contained in the interim report for quarter two and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim report for quarter two, including the financial information contained therein, is the responsibility of and, has been approved by the directors. The directors are responsible for preparing the interim report for quarter two in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim report results should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months and six months ended 3 July 2004.

Ernst & Young LLP
London	5th August 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 5, 2004	By:	/s/ Paul Chambers
Company Secretary